Exhibit 12.1

CNB Financial Corporation

Ratio of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividends

(dollars in thousands)

		Nine Months Ended September 30,	Years Ended December 31,
		2012	2009	2008	2007	2006	2005
Net Income from continuing operations	a	$18,286	$20,633	$14,785	$10,866	$6,502	$12,415
Interest expense on deposits	b	8,519	13,625	13,558	13,091	14,956	18,087
Interest expense on borrowings	c	2,418	3,176	4,716	4,527	4,609	3,510
Interest expense on subordinated debt	d	606	778	782	850	1,018	1,325
Earnings		29,829	38,212	33,841	29,334	27,085	35,337
Preferred stock dividends	e	—	—	—	—	—	—
Fixed charges	(b+c+d+e)	11,543	17,579	19,056	18,468	20,583	22,922
Ratio of earnings to fixed charges (including interest expense on deposits)	(a+b+c+d) /(b+c+d+e)	2.58	2.17	1.78	1.59	1.32	1.54
Earnings excluding interest expense on deposits	(a+c+d)	21,310	24,587	20,283	16,243	12,129	17,250
Fixed charges excluding interest expense on deposits	(c+d+e)	3,024	3,954	5,498	5,377	5,627	4,835
Ratio of earnings to fixed charges (excluding interest expense on deposits)	(a+c+d)/ (c+d+e)	7.05	6.22	3.69	3.02	2.16	3.57